For the year ended (a) 12/31/95
File # 811-7312


                                 SUB _ ITEM 77J
                      Reclassification of Capital Accounts



The Trust accounts for and reports distributions to shareholders in accordance with the A.I.C.P.A.'s Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect caused by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $130,730 due to certain expenses not being deducted for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.






























For the year ended (a) 5/31/95
File # 811-3264


                         SUB _ ITEM 77J
              Reclassification of Capital Accounts



Reclassification  of  Capital  Accounts:  The
Fund  accounts  and reports for distributions
to shareholders in accordance with A.I.C.P.A.
Statement  of  Position 93-2;  Determination,
Disclosure,    and    Financial     Statement
Presentation  of  Income, Capital  Gain,  and
Return of Capital Distributions by Investment
Companies. For the Intermediate Term Series, the effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized losses by $92,902 for market discount recognized on securities sold. Current year net investment income, net realized losses and net assets were not affected by this change.